CONSENT OF BMO NESBITT BURNS INC.

We hereby consent to the reference to our fairness opinion dated May 15, 2023 (the "BMO Fairness Opinion"), addressed to the Board of Directors of Lithium Americas Corp. (the "Company"), and the inclusion of the text of the BMO Fairness Opinion in the management information circular attached as an exhibit to the Form 6-K being filed by the Company on the date hereof with the United States Securities and Exchange Commission (the "Commission"). We also consent to the incorporation by reference of the BMO Fairness Opinion into the Company's Registration Statement on Form F-10 (File No. 333-269649) filed with the Commission on February 9, 2023 and any amendments thereto (the "Form F-10"). We also consent to the inclusion of summaries of the BMO Fairness Opinion and all references to the BMO Fairness Opinion in the documents incorporated by reference into the Form 6-K and the Form F-10.

We also consent to the references to us contained in the Form 6-K, the Form F-10 and the documents incorporated by reference therein.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

/s/ BMO Nesbitt Burns Inc.
BMO Nesbitt Burns Inc.
Date: June 23, 2023